

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-mail
Mr. Michael Bauer
Chief Financial Officer
Global Telecom & Technology, Inc.
8484 Westpark Drive, Suite 720
McLean,VA 22102

> **Re:** **Global Telecom & Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **Form 8-K dated April 30, 2013**
> **Filed May 6, 2013**
> **Response dated January 3, 2014**
> **File No. 0-51211**

Dear Mr. Bauer:

We have reviewed your response letter and have the following comment. As noted in our letter dated January 3, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please confirm in writing the receipt of this letter.

Form 8-K dated April 30, 2013

We note your response to prior comment 2 and we acknowledge your intention to file the audited financial statements and pro forma financial information related to the Tinet acquisition as soon as practicable. Until you file these financial statements, we will not declare effective any registration statements or post-effective amendments. Further, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding this comment and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director